Filed by Fifth Wall Acquisition Corp. I Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Fifth Wall Acquisition Corp. I Commission File No. 001-39991 The following presentation was given by Lucas Haldeman, CEO of SmartRent.com, Inc. on July 14, 2021.

SMART HOMES CONNECTED COMMUNITIES SmartRent CEO Presented by Lucas Haldeman

DISCLAIMER: Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on May 14, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA's directors and executive officers is contained in the section of FWAA's Form S-1 titled "Management", which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Participants in Solicitation FWAA and SmartRent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FWAA’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FWAA and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall (as defined below) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8-K, which are available, free of charge, at the SEC's website at www.sec.gov, and are also included in the Registration Statement on Form S-4 filed in connection with the proposed merger. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Important Information About Fifth Wall In these materials (including any accompanying video or audio materials), references to “Fifth Wall” and “Fifth Wall Group” generally refer to Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, collectively with their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fu nd, vehicle or account, a “Fifth Wall Fund”). FWAA is sponsored by Fifth Wall Acquisition Sponsor, LLC (the “FWAA Sponsor”), which is an affiliate of Fifth Wall. However, FWAA is an independent publicly traded company, and not a member of Fi fth Wall or the Fifth Wall Group. Fifth Wall has not and is not providing investment advice to any person in connection with the matters contemplated herein, including FWAA, FWAA Sponsor or SmartRent . A fund managed by Fifth Wall currently holds a minority stake of less than 5% in SmartRent. Except for certain limited obligations of the FWAA Sponsor related to the disposition of its founder shares in FWAA, Fifth Wall in not a party to the proposed transaction agreements between FWAA and SmartRent or related transactions. Neither Fifth Wall, nor any of its partners, employees or other representatives will have at any time any legal obligation or commitm ent to any person (including SmartRent ) to promote, advertise, market, or support the products, services, business or operations of SmartRent or the combined company. Fifth Wall’s position following consummation of the proposed merger will be that of an investor in the combined company until such time as Fifth Wall may, subject to its contractual obligations, dispose of its shares in the combined company. This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Fifth Wall Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Fifth Wall Fund may only be made by such Fifth Wall Fund pursuant to the offering documents for such Fifth Wall Fund, which will contain addition al information about the investment objectives, terms, and conditions of an investment in such Fifth Wall Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Fifth Wall Fund. Th e information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations. Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Fifth Wall Fund will achieve results comparable to those presented herein, or that any Fifth Wall Fund will be able to implement its investment strategies or achieve its investment objectives. A Fifth Wall Fund's investment and applicable investment restrictions may differ from those historically employed by Fifth Wall, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed or advised by Fifth Wall has previously invested. The investments, transactions and operational activities of Fifth Wall contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Fifth Wall, its affiliates and their respective officers, directors, partners, members, employees and/or advisors. Use of Non GAAP Financial Measures This document may contain certain non-GAAP financial measures. SmartRent’s management and board of directors use certain non-GAAP measures to understand and evaluate SmartRent’s operating performance, to establish budgets, and to develop operational goals for managing its business, and they believe these measures also provide meaningful supplemental inf orm ation to investors and others in understanding and evaluating SmartRent’s operating results and enhancing the overall understanding of its past performance and future prospects. These non GAAP financial measures are not a substitute for GAAP measures and should be read in conjunction with SmartRent’s GAAP financial information.

Units Installed 409K+ Total Users 3,600 Completed Communities 187K+ Total Units Installed 1M+ Total Devices Installed As of March 2021 Company Overview

Q1 Financial Highlights ($ mllions except for units installed and units booked) Source: Company filings 1. We define Bookings as the aggregate dollar value associated with signed master service agreements or binding purchase orders during the period. Bookings include the value of all hardware, professional services and SmartHubs and the value of the first year of software services included in the signed master service agreements or binding purchase orders, reflecting all discounts.

Visable. Profitable. Repeatable. 1 Embeded pipeline expected to drive multi-year revenue visibility 80% of ‘21-’22 units are committed 2 Decreasing CAC (1) and increasing APRU (2) expected to drive margin expansion 74% 2024E hosted service (3) gross margin 3 Long-term contracts provide a large base of deferred revenues 633M 2024E cohort deferred revenue (4) 4 Sticky customer base 0% Customer churn since inception 5 Clear path to corporate profitability 2022 EBITDA profitability (estimated) Customer Acquisition Cos Average Revenue Per Use Hosted services includes Hub and SaaS revenu Represents Hub revenue that is amortized over 4 years, and Core SaaS revenue that is amortized over 5 years

50% Owner / operator IRR from deploying SmartRent (3) 30% Projected cash on cash return (3) 3-year Payback period (3) $46.5M

Community Wifi Building Access Control Pool Access East Building A Access Unit A101 Expires: 08/14/20 2:15pm Hold Phone by Lock Your Passes Profile Activity Passes Front Door Locked Tap to unlock Proven land-and-expand model that will continue to fuel growth. Every product can be an entry point with switching costs exponentially increasing over time. Add a Scene Activity Home Security Welcome Home My Devices Thermostat COOL 72-78° Living Room Off Front Window Open 75% Front Door Locked SmartRent Product Ecosystem Self-Guided Tours Smart Parking Video Intercom Smart Apartments Hello,Jane Your Self-Guided Tour is Ready! 2 Bed 2 BATH 2 FLOOR 1,200 SQFT 1234 E. Main St. 3 2 3 4 5 8 Your Access Code Parking Permit Orchard Valley Vehicle LP Elapsed Time Rate RFV567 $2.00 per hour 45 min Space Number 123 Checked In Start time 3:45pm Check Out

Resident Experience 2.0 I have a leaky sink AC Hi Jane! I’m Marvin and am here to help. What kind of problem are you experiencing? Gotcha Where is your leaky sink? Device Store DUE NOW $1,407.98 Unit Rent $1,200.00 Parking Space $99.99 High Speed Internet $99.99 Taxes $8.00 PAY NOW Fitness Center 5:00aM - 10:00pM Work towards a better you in our industry leading fitness center. View Details Reserve Time

Apple Access Control Manage Keys in the Wallet app using Apple’s Ultra-wideband technolog No app needed and phone can be left in pocket while door unlock Partnering with key SmartRent hardware providers such as Yale, Schlage, Salto and Wavelyn Able to generate Wallet credentials for staff, residents and visitor Some devices are backwards compatibl Stay tuned for updates throughout the rest of the year

Access Control Alloy Access is a solution that is used to protect communities and assets with control panels, smart access locks and intercoms, along with strategic integrations for seamless data management. Video Intercom Add a Scene Access Pass Hold your phone near the reader to unlock door. Hold near lock Activity Home Security Welcome Home My Devices Thermostat COOL 72-78° Living Room Off Front Window Open 75% Front Door Locked Schlage Deadbolt Solo Bridge

Energy Management 12am Maximum Grid Capacity Normal Day Demand Hot Day Demand Demand for Electricity 2am 4am 6am 8am 10am 12pm 2pm 4pm 6pm 8pm 10pm Electricity Demands often exceed the grid’s available capacity for small windows of time, which can lead to rolling blackouts, or worse. Rather than building power plants, the utilities pay companies like Enersponse to temporarily reduce electricity loads and balance the grid. This is called Demand Response!

Smart Parking FREE interactive maps from Engrai Resident space selection & automatic decal assignmen Guest space monitoring through check in/out meterin Parking sensors detect vehicle occupancy and vehicle volume in real tim Create a parking databas Alert management and third-party enforcement Drive ancillary revenue for over-parked properties Smart Parking allows site staff to easily monitor and manage guest and resident parking.

2 Important Information for Investors and Stockholders This document relates to the proposed merger involving Fifth Wall Acquisition Corp. I ("FWAA") and SmartRent.com, Inc. ("SmartRent"). FWAA filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on May 14, 2021, which included a preliminary proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will also be sent to the stockholders of FWAA, seeking any required stockholder approvals. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire preliminary proxy statement/prospectus, and when it becomes available, the definitive proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045. FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the merger and related matters. Information regarding FWAA's directors and executive officers is contained in the section of FWAA's Form S-1 titled "Management", which was filed with the SEC on February 4, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Participants in Solicitation FWAA and SmartRent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FWAA’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FWAA and

3 information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA's and SmartRent's expectations or predictions of future financial or business performance or conditions, SmartRent's product roadmap, including the expected timing of new product releases, SmartRent's plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent's ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words "believes," "estimates," "expects," "projects," "forecasts," "may," "will," "should," "seeks," "plans," "scheduled," "anticipates," "intends" or "continue" or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA's Form S-1 titled "Risk Factors," which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA's or SmartRent's management's current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC. In addition to factors previously disclosed in FWAA's reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated

4 benefits of the merger, risks related to SmartRent's ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA's public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent's customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent's customer base, the ability of the combined company to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent's current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA's most recent reports on Form 8- K, which are available, free of charge, at the SEC's website at www.sec.gov, and will also be provided in FWAA's proxy statement/prospectus, when available. Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA's and SmartRent's control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from

5 customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order. This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Investor Contact: SmartRent@FTIConsulting.com Media Contact: SmartRent@Inkhouse.com